MoneyLion Inc.

Statement of Policy Concerning Trading in Company Securities

Adopted September 22, 2021
Amended as of May 1, 2024

TABLE OF CONTENTS

Page No.

I.	SUMMARY OF POLICY CONCERNING TRADING IN COMPANY SECURITIES	1
II.	THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES	1
A.	General Rule.	1
B.	Who Does the Policy Apply To?	2
C.	Other Companies’ Stock.	3
D.	Hedging and Derivatives.	3
E.	Pledging of Securities, Margin Accounts.	3
F.	General Guidelines.	3
G.	Applicability of U.S. Securities Laws to International Transactions.	5
III.	OTHER LIMITATIONS ON SECURITIES TRANSACTIONS	6
A.	Public Resales – Rule 144.	6
B.	Private Resales.	7
C.	Business Combination Lock-Up Agreements.	7
D.	Restrictions on Purchases of Company Securities.	7
E.	Disgorgement of Profits on Short-Swing Transactions – Section 16(b).	7
F.	Prohibition of Short Sales.	8
G.	Filing Requirements.	8

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I. SUMMARY OF POLICY CONCERNING TRADING IN COMPANY SECURITIES

It is MoneyLion Inc.’s and its subsidiaries’ (collectively, the “Company”) policy that it will, without exception, comply with all applicable laws and regulations in conducting its business. Each employee, officer and director is expected to abide by this policy. When carrying out Company business, employees, officers and directors must avoid any activity that violates applicable laws or regulations. In order to avoid even an appearance of impropriety, the Company’s directors, officers and certain other employees are subject to pre-approval requirements described below and other limitations on their ability to enter into transactions involving the Company’s securities. Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), the entry into, amendment or termination of any such written trading plan is subject to pre-approval requirements and other limitations.

II. THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES

A. General Rule.

The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws give the Company, its officers and directors, and other employees the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities (such as stocks, bonds, notes, debentures, limited partnership units or other equity or debt securities).

All employees, officers, and directors should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. For example, if an employee, an officer, or a director of a company knows material inside financial information, that employee, officer, or director is prohibited from buying or selling shares in the company until the information has been adequately disclosed to the public. This is because the employee, officer or director knows information that could cause the share price to change, and it would be unfair for the employee, officer or director to have an advantage (knowledge that the share price could change) that the rest of the investing public does not have. In fact, it is more than unfair; it is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

The general rule can be stated as follows: It is a violation of federal securities laws for any person to buy or sell securities if he or she is in possession of material inside information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Material information can be favorable or unfavorable. If it is not clear whether inside information is material, it should be treated as if it was material. Some examples of information that could be considered material include:

• Significant changes in key performance indicators of the Company,

• Actual, anticipated or targeted earnings and dividends and other financial information,

• Financial, sales and other significant internal business forecasts, or a change in previously released estimates,

• Mergers, business acquisitions or dispositions, or the expansion or curtailment of operations,

• Significant events affecting the Company’s operations, including any breach of information systems that compromises the functioning of the Company’s information or other systems or results in the exposure or loss of customer information, in particular personal information,

• New equity or debt offerings or significant borrowing,

• Changes in debt ratings, or analyst upgrades or downgrades of the Company or one of its securities,

• Significant changes in accounting treatment, write-offs or effective tax rate,

• Significant litigation or governmental investigation,

• Changes in top management, and

• Stock splits or other corporate actions.

It is inside information if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis (e.g., the filing of an 8-K). If it is not clear whether material information has been sufficiently publicized, it should be treated as if it is inside information. Furthermore, it is illegal for any officer, director or other employee in possession of material inside information to provide other people with such information or to recommend that they buy or sell the securities. (This is called “tipping”). In that case, they may both be held liable.

The Securities and Exchange Commission (the “SEC”), prosecutors, the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the insider or anyone who trades on information provided by an insider to criminal fines up to three times the profits earned and imprisonment up to ten years, in addition to civil penalties (up to three times of the profits earned), and injunctive actions.

Inside information does not belong to the individual directors, officers or other employees who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests. More particularly, in connection with trading in the Company’s securities, it is a fraud against members of the investing public and against the Company. The mere perception that an employee, officer, or director traded with the knowledge of material inside information could harm the reputation of both the Company and that employee, officer, or director.

B. Who Does the Policy Apply To?

The prohibition against trading on inside information applies to directors, officers and all other domestic and international employees of the Company and its subsidiaries, and to other people who gain access to that information. The prohibition also applies to:

a. the spouses, domestic partners and minor children (even if financially independent) of such employees, officers, or directors and

b. anyone to whom such employees, officers, or directors provide significant financial support.

Further, the prohibition applies to: 1) any account over which employees, officers, directors and the persons listed in a) and b) above have or share the power, directly or indirectly, to make investment decisions (whether or not such persons have a financial interest in the account) and 2) those accounts established or maintained by such persons with their consent or knowledge and in which such persons have a direct or indirect financial interest.

Because of their access to confidential information on a regular basis, Company policy subjects its officers, directors, employees, and certain other individuals (the “Window Group”) to additional restrictions on trading in Company securities. The restrictions for the Window Group are discussed in Section F below. In addition, officers, directors, and certain employees with inside knowledge of material information may be subject to ad hoc restrictions on trading from time to time.

C. Other Companies’ Stock.

Employees, officers, and directors who learn material information about suppliers, customers, competitors, business partners, or any other companies (including, e.g., companies that are acquisition targets) through their work at the Company, should keep it confidential and not buy or sell stock in such companies until the information becomes public. Employees, officers, and directors should not give tips about such stock.

D. Hedging and Derivatives.

Employees, officers, and directors are prohibited from engaging in any derivative transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities. As discussed below, directors, officers, and employees are also prohibited from shorting the Company’s stock.

Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his or her employer’s stock, it will arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for an employee, officer, or director to prove that he or she did not know about the announcement or event.

If the SEC or the stock exchanges were to notice active options trading by one or more employees, officers, or directors of the Company prior to an announcement, they would investigate. Such an investigation could be embarrassing to the Company (as well as expensive), and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits its employees, officers, and directors from trading in options or other derivatives involving the Company’s stock. This policy does not pertain to employee stock options granted by the Company. Employee stock options cannot be traded.

E. Pledging of Securities, Margin Accounts.

Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an employee, officer, or a director has material inside information or is otherwise not permitted to trade in Company securities, the Company prohibits employees, officers, and directors from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account.

F. General Guidelines.

The following guidelines should be followed in order to ensure compliance with applicable antifraud laws and with the Company’s policies:

1. Nondisclosure. Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it. No employee, officer, or director should discuss material inside information in public places or in common areas on Company property.

2. Trading in Company Securities. No employee, officer, or director may place a purchase or sale order, or recommend that another person place a purchase or sale order in the Company’s securities when they have knowledge of material information concerning the Company that has not been disclosed to the public. This includes orders for purchases and sales of stock, convertible securities and other securities (e.g., bonds) and includes increasing or decreasing investment in Company securities through a retirement account. The exercise of employee stock options is not subject to this policy. However, stock that was acquired upon exercise of a stock option will be treated like any other stock, and may not be sold by an employee who is in possession of material inside information. Any employee, officer, or director who possesses material inside information should wait until the start of the second business day after the information has been publicly released before trading. There is no exception to this policy, even for hardship to the employee, officer, or director or based on the use of proceeds (such as making a mortgage payment or for an emergency expenditure).

3. Avoid Speculation. Investing in the Company’s common stock or other securities provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the employee, officer, or director in conflict with the best interests of the Company and its stockholders. Although this policy does not mean that employees, officers, or directors may never sell shares, the Company encourages employees, officers, and directors to avoid frequent trading in Company stock. Speculating in Company stock is not part of the Company culture.

4. Trading in Other Securities. No employee, officer, or director should place a purchase or sale order (including investment through a retirement account), or recommend that another person place a purchase or sale order, in the securities of another corporation, if the employee, officer, or director learns in the course of their employment confidential information about the other corporation that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if an employee, officer, or director learned through Company sources that the Company intended to purchase assets from a company, and then placed an order to buy or sell stock in that other company because of the likely increase or decrease in the value of its securities.

5. Restrictions on the Window Group. The Window Group consists of (i) directors and officers of the Company and their assistants and household members, (ii) all other employees of the Company and their household members, and (iii) such other persons as may be designated from time to time and informed of such status by the Company’s Chief Legal Officer. For the avoidance of doubt, the Chief Legal Officer may also remove people from group (ii) if they consider such removal to be appropriate in their sole discretion. The Window Group is subject to the following restrictions on trading in Company securities in addition to those set forth above:

a. trading is permitted from the start of the second business day following an earnings release with respect to the preceding fiscal period until the fifteenth calendar day of the last month of the then current fiscal quarter (the “Window”), subject to the restrictions below;

b. all trades conducted by directors and officers of the Company, and their assistants and household members, and by all employees in the Executive Committee of the Company, the Finance, Accounting, Investor Relations and Legal Departments and their household members, are subject to prior review and clearance by the Chief Legal Officer;

c. no trading is permitted outside the Window except for reasons of exceptional personal hardship and subject to prior approval by the Chief Executive Officer and Chief Legal Officer; provided that, if one of these individuals wishes to trade outside the Window, it shall be subject to prior approval by the other; and

d. individuals in the Window Group are also subject to the general restrictions on all employees.

Note that at times the Chief Legal Officer may determine that no trades may occur even during the Window when clearance is requested. This may occur as a result of a pending business transaction, a cyber-breach, or any material development that has not yet been publicly disclosed. No reasons may be provided and the closing of the Window may itself constitute material inside information that should not be communicated.

The foregoing Window Group restrictions do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Exchange Act (“10b5-1 Plans”) and sales that are mandated by the Company to cover withholding tax obligations on vesting dates for equity awards that fall outside the Window period. However, Window Group members may not enter into, amend or terminate a 10b5-1 Plan relating to Company securities without the prior approval of the Chief Legal Officer, which will only be given during a Window period and only if the Window Group member does not have knowledge of material nonpublic information.

G. Applicability of U.S. Securities Laws to International Transactions.

All employees of the Company and its subsidiaries are subject to the restrictions on trading in Company securities and the securities of other companies. The U.S. securities laws may be applicable to trades in the Company’s securities executed outside the United States, as well as to the securities of the Company’s subsidiaries or affiliates (as the term is defined below), even if they are located outside the United States. Transactions involving securities of subsidiaries or affiliates should be carefully reviewed by legal counsel for compliance not only with local law but also for possible application of U.S. securities laws.

III. OTHER LIMITATIONS ON SECURITIES TRANSACTIONS

A. Public Resales – Rule 144.

The U.S. Securities Act (the “Securities Act”) requires every person who offers or sells a security to register such transaction with the SEC unless an exemption from registration is available. Rule 144 under the Securities Act is the exemption typically relied upon for (i) public resales by any person of “restricted securities” (i.e., unregistered securities acquired in a private offering or sale) and (ii) public resales by directors, officers and other control persons of a company (known as “affiliates”) of any of the Company’s securities, whether restricted or unrestricted.

The exemption in Rule 144 may only be relied upon if certain conditions are met. These conditions vary based upon whether the Company has been subject to the SEC’s reporting requirements for 90 days (and is therefore a “reporting company” for purposes of the rule) and whether the person seeking to sell the securities is an affiliate or not. Application of the rule is complex and Company employees, officers, and directors should not make a sale of Company securities in reliance on Rule 144 without obtaining the approval of the Chief Legal Officer, who may require the employee, officer, or director to obtain an outside legal opinion satisfactory to the Chief Legal Officer concluding that the proposed sale qualifies for the Rule 144 exemption.

• Holding Period. Restricted securities issued by a reporting company (i.e., a company that has been subject to the SEC’s reporting requirements for at least 90 days) must be held and fully paid for a period of six months prior to their sale. Restricted securities issued by a non-reporting company are subject to a one-year holding period. The holding period requirement does not apply to securities held by affiliates that were acquired either in the open market or in a public offering of securities registered under the Securities Act. Generally, if the seller acquired the securities from someone other than the Company or an affiliate of the Company, the holding period of the person from whom the seller acquired such securities can be “tacked” to the seller’s holding period in determining if the holding period has been satisfied.

• Current Public Information. Current information about the Company must be publicly available before the sale can be made. The Company’s periodic reports filed with the SEC ordinarily satisfy this requirement. If the seller is not an affiliate of the Company issuing the securities (and has not been an affiliate for at least three months) and one year has passed since the securities were acquired from the Company or an affiliate of the Company (whichever is later), the seller can sell the securities without regard to the current public information requirement.

Rule 144 also imposes the following additional conditions on sales by persons who are affiliates. A person or entity is considered an “affiliate,” and therefore subject to these additional conditions, if it is currently an affiliate or has been an affiliate within the previous three months:

• Volume Limitations. The amount of debt securities that can be sold by an affiliate and by certain persons associated with the affiliate during any three-month period cannot exceed 10% of a tranche (or class when the securities are non-participatory preferred stock), together with all sales of securities of the same tranche sold for the account of the affiliate. The amount of equity securities that can be sold by an affiliate during any three-month period cannot exceed the greater of (i) one percent of the outstanding shares of the class or (ii) the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the time the order to sell is received by the broker or executed directly with a market maker.

• Manner of Sale. Equity securities held by affiliates must be sold in unsolicited brokers’ transactions, directly to a market-maker or in riskless principal transactions.

• Notice of Sale. An affiliate seller must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000. See “Filing Requirements”.

Bona fide gifts are not deemed to involve sales of shares for purposes of Rule 144, so they can be made at any time without limitation on the amount of the gift. Donees who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that would have applied to the donor, depending on the circumstances.

B. Private Resales.

Directors and officers also may sell securities in a private transaction without registration pursuant to Section 4(a)(7) of the Securities Act, which allows resales of shares of reporting companies to accredited investors, provided that the sale is not solicited by any form of general solicitation or advertising. There are a number of additional requirements, including that the seller and persons participating in the sale on a remunerated basis are not “bad actors” under Rule 506(d)(1) of Regulation D or otherwise subject to certain statutory disqualifications; the Company is engaged in a business and not in bankruptcy; and the securities offered have been outstanding for at least 90 days and are not part of an unsold underwriter’s allotment. Private resales must be reviewed in advance by the Chief Legal Officer and may require the participation of outside counsel.

C. Business Combination Lock-Up Agreements.

All of the directors and officers of the Company and certain other shareholders have agreed to additional limitations on their ability to transfer, pledge or convey any of the economic consequences of ownership of any Company securities prior to the 180th day after the consummation of the business combination between the Company and Fusion Acquisition Corp., subject to certain exceptions.

D. Restrictions on Purchases of Company Securities.

In order to prevent market manipulation, the SEC adopted Regulation M under the Exchange Act. Regulation M generally restricts the Company or any of its affiliates from buying Company stock, including as part of a share buyback program, in the open market during certain periods while a distribution, such as a public offering, is taking place. You should consult with the Chief Legal Officer if you desire to make purchases of Company stock during any period in which the Company is conducting an offering. Similar considerations may apply during any period when the Company is conducting or has announced a tender offer.

E. Disgorgement of Profits on Short-Swing Transactions – Section 16(b).

Section 16 of the Exchange Act applies to directors and officers of the Company and to any person owning more than 10% of any registered class of the Company’s equity securities. The section is intended to deter such persons (collectively referred to below as “insiders”) from misusing confidential information about their companies for personal trading gain. Section 16(a) requires insiders to publicly disclose any changes in their beneficial ownership of the Company’s equity securities (see “Filing Requirements”, below). Section 16(b) requires insiders to disgorge to the Company any “profit” resulting from “short-swing” trades, as discussed more fully below. Section 16(c) effectively prohibits insiders from engaging in short sales (see “Prohibition of Short Sales”, below).

Under Section 16(b), any profit realized by an insider on a “short-swing” transaction (i.e., a purchase and sale, or sale and purchase, of the Company’s equity securities within a period of less than six months) must be disgorged to the Company upon demand by the Company or a stockholder acting on its behalf. By law, the Company cannot waive or release any claim it may have under Section 16(b), or enter into an enforceable agreement to provide indemnification for amounts recovered under the section.

Liability under Section 16(b) is imposed in a mechanical fashion without regard to whether the insider intended to violate the section. Good faith, therefore, is generally not a defense. All that is necessary for a successful claim is to show that the insider realized “profits” on a short-swing transaction; however, profit, for this purpose, is calculated as the difference between the sale price and the purchase price in the matching transactions, and may be unrelated to the actual gain on the shares sold. When computing recoverable profits on multiple purchases and sales within a six-month period, the courts maximize the recovery by matching the lowest purchase price with the highest sale price, the next lowest purchase price with the next highest sale price, and so on. The use of this method makes it possible for an insider to sustain a net loss on a series of transactions while having recoverable profits.

The terms “purchase” and “sale” are construed under Section 16(b) to cover a broad range of transactions, including acquisitions and dispositions in tender offers, certain corporate reorganizations and transactions in convertible or derivative securities (such as stock options and stock appreciation rights). Moreover, purchases and sales by an insider may be matched with transactions by any person (such as certain family members or a family trust) whose securities are deemed to be beneficially owned by the insider.

The Section 16 rules are complicated and present ample opportunity for inadvertent error. To avoid unnecessary costs and potential embarrassment for insiders and the Company, officers and directors are strongly urged to consult with the Chief Legal Officer, prior to engaging in any transaction or other transfer of Company equity securities regarding the potential applicability of Section 16(b).

F. Prohibition of Short Sales.

Under Section 16(c), insiders are prohibited from effecting “short sales” of the Company’s equity securities. A “short sale” is one involving securities which the seller does not own at the time of sale, or, if owned, are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days after the sale. Wholly apart from Section 16(c), the Company prohibits directors, officers, and employees from selling the Company’s stock short. This type of activity is inherently speculative in nature and is contrary to the best interests of the Company and its stockholders.

G. Filing Requirements.

1. Form 3, 4 and 5. Under Section 16(a) of the 1934 Act, insiders must file with the SEC public reports disclosing their holdings of and transactions involving the Company’s equity securities. An initial report on Form 3 must be filed by every insider within 10 days after election or appointment disclosing all equity securities of the Company beneficially owned by the reporting person on the date they became an insider. Even if no securities were owned on that date, the insider must file a report. Any subsequent change in the nature or amount of beneficial ownership by the insider must be reported on Form 4 and filed by the end of the second business day following the date of the transaction. Certain exempt transactions (principally gifts) may be reported on Form 5 within 45 days after the end of the fiscal year. The fact that an insider’s transactions during the month resulted in no net change, or the fact that no securities were owned after the transactions were completed, does not provide a basis for failing to report.

All changes in the amount or the form (i.e., direct or indirect) of beneficial ownership (not just purchases and sales) must be reported. Thus, such transactions as gifts ordinarily are reportable. Moreover, an officer or director who has ceased to be an officer or director must report any transactions after termination which occurred within six months of a transaction that occurred while the person was an insider. Form 4 also must reflect the insider’s holdings immediately after the reported transaction, so it is important to maintain an accurate account of the insider’s holdings over time.

The reports under Section 16(a) are intended to cover all securities beneficially owned either directly by the insider or indirectly through others. An insider is considered the direct owner of all Company equity securities held in their own name or held jointly with others. An insider is considered the indirect owner of any securities from which they obtain benefits substantially equivalent to those of ownership. Thus, equity securities of the Company beneficially owned through partnerships, corporations, trusts, estates and by family members generally are subject to reporting. Absent countervailing facts, an insider is presumed to be the beneficial owner of securities held by their spouse and other family members sharing the same household. But an insider is free to disclaim beneficial ownership of these or any other securities being reported if the insider believes there is a reasonable basis for doing so.

It is important that reports under Section 16(a) be prepared properly and filed on a timely basis. The reports must be received at the SEC by the filing deadline. There is no provision for an extension of the filing deadlines, and the SEC can take enforcement action against insiders who do not comply fully with the filing requirements. In addition, the Company is required to disclose in its annual proxy statement the names of insiders who failed to file Section 16(a) reports properly during the fiscal year, along with the particulars of such instances of noncompliance. Accordingly, all directors and officers must notify the Chief Legal Officer, prior to any transactions or changes in their or their family members’ beneficial ownership involving Company stock and are strongly encouraged to avail themselves of the assistance available from the Legal Department in satisfying the reporting requirements.

2. Schedule 13D and 13G. Section 13(d) of the Exchange Act requires the filing of a statement on Schedule 13D (or on Schedule 13G, in certain limited circumstances) by any person or group that acquires beneficial ownership of more than five percent of a class of equity securities registered under the Exchange Act. The threshold for reporting is met if the stock owned, when coupled with the amount of stock subject to options exercisable within 60 days, exceeds the five percent limit.

A report on Schedule 13D is required to be filed with the SEC and submitted to the Company within ten days after the reporting threshold is reached. If a material change occurs in the facts set forth in the Schedule 13D, such as an increase or decrease of one percent or more in the percentage of stock beneficially owned, an amendment disclosing the change must be filed promptly. A decrease in beneficial ownership to less than five percent is per se material and must be reported. Schedule 13G reporting, which is more limited and subject to fewer updating requirements that 13D, is generally available for equity securities acquired before the Company became public.

A person is deemed the beneficial owner of securities for purposes of Section 13(d) if such person has or shares voting power (i.e., the power to vote or direct the voting of the securities) or dispositive power (i.e., the power to sell or direct the sale of the securities). As is true under

Section 16(a) of the Exchange Act, a person filing a Schedule 13D may seek to disclaim beneficial ownership of any securities attributed to him or her if he or she believes there is a reasonable basis for doing so.

3. Form 144. As described above under the discussion of Rule 144, an affiliate seller relying on Rule 144 must file a notice of proposed sale with the SEC at the time the order to sell is placed with the broker unless the amount to be sold during any three-month period neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000.